

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

May 30, 2023

Nigel Clarke
Minister of Finance and the Public Service
JAMAICA GOVERNMENT OF
Consul General of Jamaica in New York
Consulate General of Jamaica
767 Third Avenue
New York, NY 10017

> **Re: JAMAICA GOVERNMENT OF**
> **Schedule B filed May 1, 2023**
> **File No. 333-271541**
>
> **Form 18-K filed on June 14, 2022 and amended on July 29, 2022**
> **File No. 001-04165**

Dear Nigel Clarke:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-B</u>

<u>Fee Table, page 0</u>

1.   We note that the fee table on the cover page refers to Rule 415. Please note that Rule 415 does not apply to Schedule B (see 415(b)), and instead Schedule B shelf procedures are established by Commission releases. Please revise accordingly.

Form 18-K for the fiscal year ended March 31, 2022
General, page D-1

2.   To the extent possible, please update all information and statistics in the Form 18-K to provide the most recent data possible. This may include, for example, your use of "preliminary" or "provisional" data in Exhibit D.

3.   Please also ensure material COVID-19 impact disclosures are updated as much as possible. For example, in the second paragraph under "COVID-19 Pandemic," it is not clear what COVID-19 related restrictions remain.

Form 18-K for the fiscal year ended March 31, 2022
Impact of COVID-19 on Jamaica , page D-2

4.   We note your statement here that the JAMALCO refinery is expected to reopen in 2022. Please tell us and revise to disclose whether the refinery has reopened as planned and the current status of starting up the refinery.

Natural Disaster Risk Financing, page D-23

5.   There appears to be some missing information in the first sentence of the second paragraph. Please confirm that the National Disaster Fund (NDF) was capitalized at "J$443.6 billion" as of the end of March 2022.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Katherine Hsu, Special Counsel, at 202-551- 5243 or Michael Coco. Office Chief, at 202-551-3253 with any questions.

Sincerely,

Division of Corporation Finance
Office of International Corporate
Finance